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SE 16002238

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SEC Mail Processing Section
APR 26 2016

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42393

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allen C. Ewing & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 North Laura Street Suite 3625
(No. and Street)

Jacksonville	FL	32202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tamarah D. Jones 954-328-6722
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

900 South Pine Island Road Suite 110	Ft. Lauderdale	FL	33324
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED APR 26 2016 DIVISION OF TRADING & MARKETS

SECURITIES AND EXCHANGE COMMISSION RECEIVED APR 2 2016 DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AWB

OATH OR AFFIRMATION

I, Benjamin C. Bishop, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allen C. Ewing & Co., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Benjamin C. Bishop
Signature

Chairman of the Board
Title

Shaaron M. Anderson
Notary Public

SHAARON M. ANDERSON
MY COMMISSION # FF 171995
EXPIRES: November 8, 2018
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALLEN C. EWING & CO.

Financial Statements

And Supplemental Schedules
With

Report of Independent Registered Public Accounting Firm

and Exemption Report
With

Review Report of Independent Registered Public
Accounting Firm

For the Year Ended December 31, 2015

ALLEN C. EWING & CO.

TABLE OF CONTENTS

December 31, 2015

EisnerAmper
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
900 South Pine Island Road
Suite 110
Ft. Lauderdale, FL 33324
T 954-475-3199
F 954-472-4500

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Allen C. Ewing & Co.

We have audited the accompanying statement of financial condition of Allen C. Ewing & Co. (the "Company") as of December 31, 2015, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes to the financial statements and supplemental information. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, including examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allen C. Ewing & Co. as of December 31, 2015 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

EisnerAmper, LLP

Fort Lauderdale, FL
April 21, 2016

Allen C. Ewing & Co.
Statement of Financial Condition
December 31, 2015

Assets:		
Cash and cash equivalents	$	18,045
Investments		97,375
Accounts receivable		6,750
Due from affiliates		49,500
Prepaid expenses		12,329
Furniture and equipment, net		3,881
Total assets	$	187,880
Liabilities and stockholder's equity:		
Liabilities:		
Accounts payable and accrued expenses	$	34
Due to affiliates		33,817
Deferred rent		35,247
Total liabilities		69,098
Stockholder's equity:		
Common stock, $0.10 par value; 15,000 shares authorized; 5,100 shares issued and outstanding		510
Additional paid-in capital		1,246,191
Accumulated deficit		(1,127,919)
Total stockholder's equity		118,782
Total liabilities and stockholder's equity	$	187,880

See accompanying notes to financial statements.

Allen C. Ewing & Co.
Statement of Operations
Year Ended December 31, 2015

Operating revenues:		
Commissions	$	240,748
Investment banking fees		182,800
Fund management and administration fees		89,496
Management consulting fees		67,952
Private placement fees		50,440
Total revenues		631,436
Operating expenses:		
General and administrative expenses		358,569
Salary and commission expenses		379,522
		738,091
Operating loss		(106,655)
Other income, net		3,879
Net loss	$	(102,776)

See accompanying notes to financial statements.

Allen C. Ewing & Co.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2015

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance, December 31, 2014	$ 510	$ 1,246,191	$(1,025,143)	$ 221,558
Net loss	–	–	(102,776)	(102,776)
Balance, December 31, 2015	**$ 510**	**$ 1,246,191**	**$(1,127,919)**	**$ 118,782**

See accompanying notes to financial statements.

Allen C. Ewing & Co.
Statement of Cash Flows
Year Ended December 31, 2015

Cash flows from operating activities	
Net loss	$ (102,776)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	2,525
Net changes in operating assets and liabilities:	
Accounts receivable	(6,750)
Due from affiliates	126,016
Prepaid expenses	(1,942)
Accounts payable and accrued expenses	(20,049)
Due to affiliates	33,817
Deferred Rent	(5,177)
Net cash provided by operating activities	25,664
Cash flow from investing activities	
Purchases of investments	(97,375)
Net cash used by investing activities	(97,375)
Net change in cash and cash equivalents	(71,711)
Cash and cash equivalents, beginning of year	89,756
Cash and cash equivalents, end of year	$ 18,045

See accompanying notes to financial statements.

ALLEN C. EWING & CO.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2015

1. Nature of Business

Allen C. Ewing & Co. (the Company), a Florida C corporation, is a registered broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company provides sales of life insurance and annuities, fund management and investment banking services, which includes advisory services to clients on corporate finance matters, mergers, acquisitions, private placement, and valuations of securities for institutions located primarily in the Southeast United States.

The sole stockholder of the Company is Ewing Capital Partners, LLC (ECP), a Florida limited liability company.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in understanding the financial statements. The financial statements and accompanying notes are representations of the Company's management. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the presentation of the financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the financial statements, the Company considers all highly liquid instruments with original maturity of three months or less, when acquired, to be cash equivalents.

Accounts Receivable

Accounts receivable consist primarily of commission receivables recorded at the original invoice amount net of allowances for contractual adjustments and estimated uncollectible accounts, if any, and do not bear interest. Normally accounts receivable are due within 30 days after the date of the invoice. Receivables more than 90 days old are considered past due. The Company determines the allowance based on historical write-off experience. Past due balances are reviewed individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential recovery is considered remote. At December 31, 2015, the Company determined that there was no need for an allowance for uncollectible accounts receivable.

Furniture and Equipment

Furniture and equipment are stated at cost. Maintenance and repairs are charged to expense as incurred. When items of furniture and equipment are sold or otherwise disposed of, the asset and related accumulated depreciation accounts are eliminated, and any gain or loss is included in operations. Depreciation expense is computed using the straight-line method over the estimated useful lives of the assets ranging from three to seven years.

In accordance with authoritative guidance, the Company reviews the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that the

carrying amount of the asset may not be recoverable. Recoverability of long-lived assets is measured by comparing the carrying amount of the asset or asset group to the undiscounted cash flows that the asset or asset group is expected to generate. If the undiscounted cash flows of such assets are less than the carrying amount, the impairment to be recognized is measured by the amount by which the carrying amount, if any, exceeds its fair value. No impairments were deemed to exist at December 31, 2015.

Investments

Investments are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurement.

Deferred Rent

The Company amortizes lease payments on the straight-line basis over the term of the lease. The difference between the actual minimum monthly lease payments and the amount expensed is recorded as deferred rent.

Income Taxes

The Company records a deferred tax liability or asset based on the difference between financial statement and tax basis of assets and liabilities as measured by the anticipated tax rates which will be in effect when these differences reverse. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

The Company evaluates its tax positions for any uncertainties based on the technical merits of the position taken in accordance with authoritative guidance. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be upheld on examination by taxing authorities. The Company has analyzed the tax positions taken and has concluded that as of December 31, 2015, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements.

Revenue Recognition

Private placement fees are earned by assisting customers in raising capital from private investors. Private placement revenues are recognized when the terms of the engagement have been fulfilled.

Commissions are earned on sales of mutual fund shares, life insurance policies and variable annuities and are received directly from the related fund or issuer. All commission revenue is recognized when earned.

Investment banking fees are earned by providing advisory services to clients on corporate finance matters, including mergers and acquisitions and the issuance of public stock. Investment banking revenues are recognized when earned.

Fund management fees are earned by providing investment fund management services to clients of the investment management fund. Fund management fees are recognized when earned.

Management consulting services revenue are recognized as the related services are rendered.

3. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain a minimum net capital of $5,000, and ratio of aggregate indebtedness to net capital, both as defined, not in excess of 15 to 1. The SEC is empowered to restrict the Company's business activities should it not meet these requirements.

At December 31, 2015, the Company had net capital, as defined, of $43,402, which was $38,402 in excess of its required net capital of $5,000. At the same date, the Company's ratio of aggregate indebtedness to net capital was 1.6 to 1. Accordingly, the Company was in compliance with Net Capital requirements.

4. Fair Value

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are use to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2. Inputs other than quoted prices included within level 1 are observable for asset or liability either directly or indirectly.

Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair value is the market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumption are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the company's major categories of assets and liabilities measured at fair value on recurring basis follows.

Corporate Bonds. The fair value of corporate bonds is determined using recently executed transactions, market price quotations (when observable), bond spreads or credit default swap spreads obtained from independent external parties, such as vendors and brokers, adjusted for any basis difference between cash and derivative instruments. The spread data used are for the same maturity as the bond. If the spread data do not reference the issuer, then data that reference a comparable issuer are used. When position-specific external price data are not observable, fair value is determined based on either benchmarking to similar instruments or cash flow models with yield curves, bond, or single-name credit default swap spreads and recovery rates as significant inputs. Corporate bonds are generally categorized in level 2 of the fair value hierarchy; in instances when prices, spreads, or any of the other aforementioned key inputs are unobservable, they are categorized in level 3 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015.

Fair Value Measurements on a Recurring Basis
As of December 31, 2015

	Level1	Level2	Level3	*Total*
ASSETS				
Securities owned:				
Corporate bonds	$-	$97,375	$-	$97,375
TOTALS	$-	$97,375	$-	$97,375

5. Income Taxes

The components of the Company's deferred tax assets consisted of the following at December 31, 2015:

Net operating loss	$ 422,098
Valuation allowance	(422,098)
Deferred tax assets, net	$ -

Based on the available objective evidence, the Company believes it is more likely than not that the deferred tax assets will not be realizable. Accordingly, the Company provided for a full valuation allowance against its deferred tax assets at December 31, 2015. The Company has total net operating loss carryforwards available to offset future taxable income of approximately $1,127,919. To the extent not used, these loss carryforwards will begin to expire in 2023.

The income tax provision differs from amounts computed by applying the federal statutory income tax rate to pretax loss as follows for the year ended December 31, 2015:

Tax benefit using federal statutory rate	$	35,359
State income tax benefit, net of federal tax effect		3,775
Change in valuation allowance		(39,134)
Income tax expense	$	-

6. Related Party Transactions

The Company owed ECP $20,420 at December 31, 2015. Ewing Real Estate, Inc. (ERE), a wholly- owned subsidiary of ECP, owed the Company $49,500 at December 31, 2015. The Company owed Ewing Loan Advisors, Inc. (ELA), a wholly owned subsidiary of ECP, $13,396 at December 31, 2015. These unsecured balances are due on demand and do not accrue interest.

The Company manages an investment fund, Ewing Emerging Financial Institution Fund I, LP (Fund I) that invests in the shares of DeNova Banks in Florida and the Southeastern United States. Certain officers of the Company are officers of the General Partner of Fund I, and are also investors in the fund. Pursuant to its management agreement with Fund I, the Company received $16,208 in advisory fees for the year ended December 31, 2015.

The Company manages a second investment fund, Ewing Emerging Financial Institution Fund III, LP (Fund III) with similar investment criteria and objectives as Fund I. Certain officers of the Company are officers of the General Partner of Fund III. Pursuant to its management agreement with Fund III, the Company received $73,288 in advisory fees for the year ended December 31, 2015.

The General Partner of both Fund I and Fund III is Ewing Emerging Financial Institution Fund GP, LLC. The sole member of the General Partner is the Company.

During 2015, the Company charged ERE and ELA $67,952 in consulting fees for management services rendered. During 2015 the Company generated revenues from related parties comprising 25 percent of total revenues.

During 2015, the Company paid payroll and benefits amounts for employees who perform services for the Company and ELA. ELA paid the Company for its proportionate share of these expenses, which totaled $198,937 in 2015.

During 2015, the Company charged Income Enhancement Strategies, LLC (IES), an affiliate through common ownership, $202,030 for IES's proportionate share of the rent and overhead costs for shared facilities in the Charlotte office. The Company also received reimbursement from IES for shared services. During 2015, the Company received $202,030, which offset payroll costs.

During 2015, the Company received $21,318 from Great Lakes & Atlantic Wealth Management (GL&A) for their proportionate share of rent.

7. Commitments and Business Concentrations

Concentrations

Financial instruments which potentially subject the Company to a concentration of credit risk consist principally of cash and cash equivalents. Cash and cash equivalents balances are exposed to credit risk since the Company periodically maintains balances in excess of federally insured limits. The Company does not believe it is exposed to any significant credit risk on these deposits.

During the year ended December 31, 2015, the Company generated revenues from one customer comprising 30 percent of total revenues.

At December 31, 2015, amounts receivable from one customer accounted for 100 percent total accounts receivable.

Leases

The Company leases certain equipment and facilities under non-cancelable operating lease agreements that expire at various dates through 2019. The lease expense was $160,725 for the year ended December 31, 2015.

Future minimum lease payments under non-cancelable operating leases with initial or remaining lease terms in excess of one year consisted of the following at December 31, 2015:

2016	$ 136,830
2017	118,914
2018	122,181
2019	10,391
Total minimum lease payments	$ 388,316

Supplemental Information

ALLEN C. EWING & CO.

SUPPLEMENTAL INFORMATION
DECEMBER 31, 2015
SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE U.S. SECURITIES AND EXCHANGE COMMISSION

Net capital		
Total stockholders' equity	$	118,782
Deductions:		
Non-allowable assets:		
Other assets		(72,460)
Net capital before haircuts on securities positions.		46,322
Haircuts on securities - Corporate Obligations		(2,920)
Net Capital		$43,402

RECONCILIATION WITH THE COMPANY'S COMPUTATION
(included in Part II of Form X-17A-5 as of December 31, 2015)

Net Capital, as reported in the Company's Part II Focus Report	$	76,901
Effect of Financial closing and Audit Adjustments in Accounts included in Net Capital Computation		(33,499)
	$	43,402

COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER RULE 17a-5 OF THE U.S. SECURITIES AND EXCHANGE COMMISSION

Aggregate indebtedness:		
Accounts payable and accrued expenses	$	34
Due to affiliates		33,817
Deferred rent		35,247
Total	$	69,098
Ratio of aggregate indebtedness to net capital		1.6 to 1

COMPUTATION OF EXCESS NET CAPITAL UNDER RULE 17a-5 OF THE U.S. SECURITIES AND EXCHANGE COMMISSION

Net Capital	$	43,402
Less Minimum Capital		(5,000)
Excess Net Capital	$	38,402

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

The Company is exempt from the provisions of rule 15c3-3 as of December 31, 2015 under the Securities Exchange Act of 1934, in that Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(ii).

SCHEDULE III - INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

The Company is exempt from the provisions of rule 15c3-3 as of December 31, 2015 under the Securities Exchange Act of 1934, in that Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(ii). The Company did not maintain possession or control of any customer funds or securities at December 31, 2015.

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
900 South Pine Island Road
Suite 110
Ft. Lauderdale, FL 33324
T 954-475-3199
F 954-472-4500

www.eisneramper.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES TO ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Allen C. Ewing & Co.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of SIPC Assessments and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Allen C. Ewing & Co., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Allen C. Ewing & Co.'s compliance with the applicable instructions of Form SIPC-7. Allen C. Ewing & Co.'s management is responsible for Allen C. Ewing & Co.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and related bank statements, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

EisnerAmper, LLP

Fort Lauderdale, FL
April 21, 2016

ALLEN C. EWING & CO.
SCHEDULE OF SIPC ASSESSMENT AND PAYMENTS (FORM SIPC-7)
December 31, 2015

Total Revenues	$	633,762
Deductions		240,748
SIPC Net Operating Revenues	$	393,014
General Assessment at .0025	$	983
Less: Payments Made With Form SIPC 6		696
Total Assessment Balance and Interest Due	$	287

See independent accountants' report on applying agreed upon procedures to entity's SIPC Assessment Reconciliation.

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
900 South Pine Island Road
Suite 110
Ft. Lauderdale, FL 33324
T 954-475-3199
F 954-472-4500

www.eisneramper.com

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT

To the Board of Directors
Allen C. Ewing & Co.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Allen C. Ewing & Co. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EisnerAmper, LLP

Fort Lauderdale, FL
April 21, 2016

EXEMPTION REPORT
YEAR ENDING DECEMBER 31, 2015

Allen C. Ewing & Co. (the "Company") is a registered broker dealer subject to Rule 17a-5 by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company asserts the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240 15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) throughout the year ending December 31, 2015.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k)(ii) throughout the year ended December 31, 2015 without exception.

These assertions are the responsibility of management. The Company acknowledges it is also management's responsibility for compliance with the identified exemption provisions throughout the year ending December 31, 2015.

The Company has made available to the accountants all records and other information relevant to the Company's assertions, including all communications from regulatory agencies, internal auditors, others who perform an equivalent function, compliance functions, and other auditors concerning possible exceptions to the exemption provisions, received through the date of the review report.

There were no events or other factors that might significantly affect the broker's or dealer's compliance with the identified exemption provisions.

Allen C. Ewing & Co.

I, Benjamin C Bishop Jr affirm that to my best knowledge and belief, this Exemption Report is true and accurate.

By: Benjamin C Bishop Jr

Title: Chairman

Date: April 21, 2016